UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated September 22, 2015, announcing the Company has been notified by Husky Oil Operations Limited of the cancellation of the drilling contract for the West Mira.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated October 19, 2015, providing the Company's comments on the announcements by Sevan Marine and Sevan Drilling in regards to the ongoing investigation involving Petrobras.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)
Dated: November 24, 2015
By:  /s/ Georgina Sousa
      Georgina Sousa
       Secretary

EXHIBIT 99.1

SDRL - Seadrill Receives Notice of Contract Cancellation for the West Mira
Hamilton, Bermuda, September 22, 2015 - Seadrill Limited ("Seadrill" or "The Company""), has been notified by Husky Oil Operations Limited ("Husky") of the cancellation of the drilling contract for the West Mira ("The Unit").
In the fourth quarter of 2012 Seadrill was awarded a 5 year contract for the West Mira with Husky for operations in Canada and Greenland. The total estimated base revenue potential was approximately $1 billion. As stated in the Company's second quarter earnings report, due to the late delivery of the Unit, the Company had tentatively agreed with Husky to reduce the dayrate on the West Mira. The construction contract was subsequently cancelled by Seadrill due to the Shipyard's inability to deliver the Unit within the timeframe required under the contract.
Seadrill remains in discussions with Husky to find an alternative solution to meet its drilling requirements.
FORWARD LOOKING STATEMENTS
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - Comment on Sevan Drilling
Hamilton, Bermuda, October 19, 2015 - Seadrill Limited ("Seadrill" or "the Company") makes reference to the announcements by Sevan Marine and Sevan Drilling in regards to the ongoing investigation into corrupt activities involving Petrobras.
The charges made against Sevan Drilling relate to contracts awarded during the 2005-2008 time period, prior to both Seadrill's initial acquisition of a minority stake in Sevan Drilling and acquiring control.
At the time the Petrobras contracts were awarded, Sevan Drilling was a wholly-owned division of Sevan Marine ASA. In May 2011, Sevan Drilling was separated out from the 100% ownership of Sevan Marine ASA and listed separately on the Oslo stock exchange.  In December 2011 Seadrill acquired a 28.5% stake in Sevan drilling and ultimately increased its stake to 50.11% in July 2013.
Seadrill remains committed to the highest ethical standards.  The Company will cooperate if requested to do so by any and all authorities in relation to the ongoing investigation.
FORWARD LOOKING STATEMENTS
This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company's ability to complete the Polaris Acquisition and the anticipated total value proposition are considered forward looking statements. These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 001-34667). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.